PROSPECTUS SUPPLEMENT NO. 8	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated June 16, 2022)	Registration No. 333-264619

UP TO 199,825,500 ORDINARY SHARES

OF

GOGORO INC.

This Prospectus Supplement No. 8 is being filed to update and supplement the information contained in the prospectus dated June 16, 2022 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1 (File No. 333-264619) with the information contained in the Current Report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on February 16, 2023 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement No. 8.

The Prospectus and this Prospectus Supplement No. 8 relate to the offer and sale by us of (i) 17,250,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Gogoro Inc. (the “Company”) issuable upon the exercise of 17,250,000 redeemable warrants to purchase Ordinary Shares, which were originally issued in the initial public offering of Poema Global at a price of $10.00 per unit, with each unit consisting of one Class A ordinary share of Poema Global and one-half of one warrant of Poema Global and are exercisable at a price of $11.50 per share (the “Public Warrants”), and (ii) 9,400,000 Ordinary Shares issuable upon the exercise of 9,400,000 private placement warrants (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”) held by certain affiliates of Poema Global Partners LLC (the “Sponsor”), which were purchased at a price of $1.00 per warrant in a private placement to the Sponsor and are exercisable at a price of $11.50 per share.

The Prospectus and this Prospectus Supplement No. 8 also relate to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) 29,482,000 Ordinary Shares (the “PIPE Shares”) purchased by certain investors (the “PIPE Investors”) on April 4, 2022 (the “Closing Date”) pursuant to separate subscription agreements dated September 16, 2021, January 18, 2022 and March 21, 2022 (the “PIPE Subscription Agreement”) at a price of $10.00 per Ordinary Share, (ii) 125,668,500 Ordinary Shares beneficially owned by certain shareholders of the Company prior to the Closing Date (“Legacy Gogoro,” and such Ordinary Shares, the “Legacy Gogoro Shares”) (inclusive of up to 7,075,741 Ordinary Shares issuable to such shareholders pursuant to the earnout provisions of the Merger Agreement (as described in the Prospectus) which were either purchased by investors (the “Private Investors”) in connection with arms-length private financings at prices of $1.00 to $3.50 per share or approximately $1.14 to approximately $4.00 per share (after accounting for the Subdivision Factor) or granted pursuant to pre-Business Combination incentive equity grants in the form of restricted stock units or options which were exercised by the recipients of such grants (the “Equity Grant Recipients”) at $0.0001 per share or $0.0001 per share (after accounting for the Subdivision Factor), (iii) 8,625,000 Ordinary Shares issued to certain affiliates of the Sponsor (the “Sponsor Shares,” and together with the Legacy Gogoro Shares, the “Affiliated Shares”) (which were purchased by the Sponsor for $25,000 or approximately $0.003 per share) and (iv) 9,400,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrant. The Ordinary Shares offered by the Selling Securityholders are identified in the Prospectus as the Registered Shares (the “Registered Shares”). The Selling Securityholders may, or may not, elect to sell Registered Shares as and to the extent that they may individually determine.

This Prospectus Supplement No. 8 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 8 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 8, you should rely on the information in this Prospectus Supplement No. 8.

Our Ordinary Shares and Public Warrants are currently traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “GGR” and “GGROW,” respectively. On February 15, 2023, the last quoted sale price for our Ordinary Shares as reported on Nasdaq was $4.92 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $0.77 per warrant.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and are therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

We are also a “foreign private issuer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 8. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 16, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-41327

GOGORO INC.

11F, Building C,

No. 225, Section 2, Chang’an E. Rd.

SongShan District, Taipei City 105

Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒
Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Gogoro Releases Q4 and full year 2022 Business Update

On February 16, 2023, Gogoro Inc. issued a press release announcing its financial and operating results for the fourth quarter and full year ended December 31, 2022. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBITS INDEX

Exhibit Number	Exhibit Title

99.1	Press release issued by Gogoro Inc., dated February 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: February 16, 2023	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer

Exhibit 99.1

Gogoro Releases Fourth Quarter

and Full Year 2022 Financial Results

TAIPEI – February 16, 2023 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its fourth quarter and twelve months ended December 31, 2022.

•

Fourth quarter revenue of $95.5 million, down 20.8% year-over-year and down 10.5% on a constant currency basis; Full year revenue of $382.8 million, up 4.6% year-over-year and up 11.7% on a constant currency basis

•

Fourth quarter network revenue of $31.4 million, up 19.5% year-over-year and up 34.6% on a constant currency basis; Full year network revenue of $121.6 million, up 22.2% year-over-year and up 30.3% on a constant currency basis

•	Fourth quarter net loss of $12.5 million, down from a net loss of $14.2 million in the same quarter last year; Full year net loss of $98.9 million, up from a net loss of $67.4 million last year

•	Fourth quarter adjusted EBITDA of $9.2 million, down from $25.5 million in the same quarter last year; Full year adjusted EBITDA of $41.2 million, down from $54.9 million last year

“We met our updated 2022 full year financial results, despite the macroeconomic climate, and continued to experience strong growth in our Gogoro Network business. We continue to see growing demand for Gogoro’s smart sustainable solutions. Last month we announced a significant partnership with the Indian State of Maharashtra, India’s leading economy, and Belrise Industries to deploy and manage battery swapping infrastructure across the state,” said Horace Luke, founder, chairman, and chief executive officer of Gogoro. “The Maharashtra partnership shows the strong global interest in Gogoro and demonstrates our positive momentum. It is the culmination of a variety of significant new market announcements and partnerships we made in 2022 in India with Zypp Electric, in the Philippines with Globe 917Ventures and the Ayala Group, and in Singapore with Jardine Cycle & Carriage. For 2023, we will continue to transition from pilot deployments in India, Indonesia and other markets to early and later stage commercial deployments that we expect to drive greater revenue for our vehicle, battery swapping and technology businesses.”

“In the fourth quarter, we focused on improving our operating efficiency, strengthened our balance sheet and continued investing across multiple expansion markets and business lines. These will continue to be top priorities in 2023 as we continue our growth in Taiwan and international markets,” said Bruce Aitken, chief financial officer of Gogoro. “We met our updated financial guidance. Our current cash position and the liquidity provided by our new credit facilities enable us to continue to invest for growth.”

Fourth Quarter and Full Year 2022 Financial Overview

Operating Revenues

For the fourth quarter, revenue was $95.5 million, down 20.8% year-over-year and down 10.5% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $12.4 million.

•

Sales of hardware and other revenues for the quarter was $64.1 million, down 32.1% year-over-year, and down 23.1% year-over-year on a constant currency basis. For the entire two-wheeler market, sales in Taiwan in the fourth quarter were down 25.6% year-over-year and electric scooters sales were down 30.4% compared to the same quarter last year. These declines, both in the broad market and Gogoro hardware revenue, were primarily attributable to a larger than normal quantity of two-wheeler sales in the same quarter last year as a result of various government and market incentives.

•

Gogoro Network revenue for the quarter was $31.4 million, up 19.5% year-over-year, and up 34.6% year-over-year on a constant currency basis. Total subscribers at the end of the fourth quarter was more than 526,000, up 16.8% from 450,000 subscribers at the end of the same quarter last year. The Gogoro Network revenue increase was primarily due to our increasing subscriber base and the high retention rate of all subscribers.

For the full year 2022, revenue was $382.8 million, up 4.6% year-over-year and up 11.7% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate in each of the comparable quarters of last year, revenue would have been up by an additional $26.0 million.

•

Sales of hardware and other revenues for the year was $261.2 million, down 2.0% year-over-year, and up 4.7% year-over-year on a constant currency basis. We saw an increase due to continued growth in Gogoro Network revenue and revenue from selling Gogoro branded scooters, component kits to OEMs, batteries, and swapping stations to our overseas business partners; the increase was offset by a still weak Taiwan scooter market associated with uncertainties derived from macroeconomic volatility and the pandemic. Total scooters sales in Taiwan for the full year 2022 were down 9.3% year-over-year while electric scooters sales declined 6.7% compared to 2021.

•	Gogoro Network revenue was $121.6 million, up 22.2% year-over-year, and up 30.3% year-over-year on a constant currency basis.

Gross Margin

For the fourth quarter, gross margin was 15.0%, down from 21.0% in the same quarter last year; quarterly non-IFRS gross margin1 was 17.2%, down from 21.5% in the same quarter last year. The non-IFRS gross margin1 decrease was driven by the higher production cost per electric scooter as a result of raw material cost increases and decreases in sales volume.

[1]

This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

For the full year 2022, gross margin was 15.1%, down from 16.7% last year; the full year non-IFRS gross margin1 was 16.8%, compared to 16.9% last year.

Net Loss

For the fourth quarter, net loss was $12.5 million, down $1.7 million from $14.2 million in the same quarter last year. The decrease was primarily due to a favorable change in the fair value of financial liabilities of $18.4 offset by a total of $17.2 million from both a decrease in gross profit and an increase in share-based compensation.

For the full year 2022, net loss was $98.9 million, up $31.5 million from $67.4 million last year. The increase was primarily due to a $32.9 million increase in share-based compensation offset by an approximate $3.0 million net decrease with mix of increases in listing expenses, spending associated with being a public company, exist activities, and R&D expenses, and a favorable change in the fair value of financial liabilities; the full year non-IFRS net loss1 was $63.3 million, up $12.9 million from $50.4 million last year. The increase was primarily due to $6.9 million in expenditures associated with being a public company and a $4.1 million increase in R&D expenses.

Adjusted EBITDA

For the fourth quarter, adjusted EBITDA1 was $9.2 million, down from $25.5 million in the same quarter last year. The decrease was primarily due to a $9.5 million decrease in non-IFRS gross profit, $2.6 million in expenditures associated with being a public company, and a $1.4 million increase in R&D spending , as well as a negative foreign exchange impact.

For the full year 2022, adjusted EBITDA1 was $41.2 million, down from $54.9 million last year. The decrease was primarily due to $6.9 million in expenditures associated with being a public company and an investment of $4.1 million in R&D expenses.

Liquidity

We successfully amended and extended an existing $200 million credit facility for additional three years to December 2025. With $236.1 million cash balance at the end of 2022 and the available credit facilities, we are well positioned on our short- and longer-term capital needs.

2023 Guidance

For the full year 2023, we expect:

•	Revenue of $400.0 million to $450.0 million which represents an anticipated increase of 4.5% to 17.6% compared to 2022.

•	We estimate that we will generate 90% to 95% of 2023 full year revenue from the Taiwan market.

Conference Call Information

Gogoro’s management team will hold an earnings Webcast on February 16th, 2023, at 7:00 a.m. Eastern Time to discuss the Company’s fourth quarter and full year for 2022 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, “2023 Guidance,” such as estimates regarding revenue and Gogoro’s revenue generated from the Taiwan market, statements regarding the sufficiency of Gogoro’s cash resources, Gogoro’s beliefs regarding Gogoro’s future operating performance including its ability to grow its subscriber base, projections of market opportunity and market share, potential growth of Gogoro’s battery swapping ecosystem in Taiwan and in new markets, timing of Gogoro’s launch in India, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, the expected use of proceeds from the merger, and statements by Gogoro’s founder, chairman, and chief executive officer and Gogoro’s chief financial officer.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to operating in the PRC, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, China market, India market, and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro’s ability to achieve operational efficiencies, Gogoro’s ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro’s filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2021, which was filed on May 2, 2022 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC’s website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively, “IFRS”) financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, Non-IFRS Net Loss, EBITDA and Adjusted EBITDA.

Foreign exchange (“FX”) effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation and exit activities.

Share-based Compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net income (loss) excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA, as net income (loss) excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA, as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

Acquisition-related Expenses. Gogoro incurs acquisition-related and other expenses which consist of costs incurred after the issuance of a definitive term sheet for a particular transaction and include legal, banker, accounting, printer costs, valuation and other advisory fees. Management excludes these items for the purposes of calculating non-IFRS adjusted EBITDA. Gogoro generally would not have otherwise incurred such expenses in the periods presented as part of its continuing operations. The acquisition related expenses are not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of Gogoro’s acquisitions. While these expenses are not recurring with respect to past transactions, Gogoro generally will incur these expenses in connection with any future acquisitions.

Listing Expense. In connection with the merger with Poema, the excess fair value of shares issued by Gogoro in exchanged for the net assets of Poema was recorded as listing expense in operating expense. The listing expense for the merger is not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of the merger.

Exit Activities. We have incurred charges in connection with the exit of certain product lines, severance associated with organizational changes as well as other non-recurring activities. These charges are not representative of ongoing costs to the business and are not expected to recur. As a result, these charges are being excluded to provide investors with a more comparable measure of costs associated with ongoing operations.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. The company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for the comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	Michael Bowen, ICR, LLC.
+1 (206) 778-7245	gogoroIR@icrinc.com
jason.gordon@gogoro.com	ir@gogoro.com

GOGORO INC.

Condensed Consolidated Balance Sheet

(unaudited)

(in thousands of U.S. dollars)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$236,100	$217,429
Trade receivables	16,143	16,625
Inventories	114,701	73,137
Prepayments	13,509	10,157
Other assets, current	17,452	40,682

Total current assets	397,905	358,030

Property, plant and equipment	442,969	453,383
Right-of-use assets	21,089	26,277
Other assets, non-current	11,460	6,710

Total assets	$873,423	$844,400

LIABILITIES AND EQUITY
Current liabilities:
Loans, current	$87,982	$238,434
Financial liabilities at fair value	46,949	107,862
Notes and trade payables	38,879	53,258
Contract liabilities	12,965	18,753
Lease liabilities, current	11,374	11,153
Provisions for product warranty, current	2,395	6,480
Other liabilities, current	46,506	44,603

Total current liabilities	247,050	480,543

Loans, non-current	293,192	195,883
Provisions for product warranty, non-current	5,655	9,150
Lease liabilities, non-current	10,099	15,589
Other liabilities, non-current	18,453	19,522

Total liabilities	574,449	720,687

Total equity	298,974	123,713

Total liabilities and equity	$873,423	$844,400

GOGORO INC.

Condensed Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands of U.S. dollars, except net income (loss) per share)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Operating revenues	$95,466	$120,593	$382,826	$366,009
Cost of revenues	81,136	95,328	325,113	304,921

Gross profit	14,330	25,265	57,713	61,088

Operating expenses:
Selling and marketing	14,815	14,494	60,273	53,855
General and administrative	14,678	13,351	70,972	33,951
Research and development	12,369	8,802	45,993	30,600
Listing expense	—	—	178,804	—

Total operating expenses	41,862	36,647	356,042	118,406

Loss from operations	(27,532)	(11,382)	(298,329)	(57,318)

Non-operating income and expenses:
Interest expense, net	(2,789)	(2,850)	(9,729)	(10,463)
Other income, net	1,413	2,046	3,214	7,884
Change in fair value of financial liabilities	16,378	(1,973)	205,938	(7,465)

Total non-operating income (expenses)	15,002	(2,777)	199,423	(10,044)

Loss before provision for income taxes	(12,530)	(14,159)	(98,906)	(67,362)
Provision for income taxes	2	—	2	—

Net loss	(12,532)	(14,159)	(98,908)	(67,362)
Other comprehensive income (loss):
Exchange differences on translation	7,632	1,169	(16,180)	3,005

Total comprehensive loss	$(4,900)	$(12,990)	$(115,088)	$(64,357)

Basic and diluted net loss per share	$(0.05)	$(0.07)	$(0.45)	$(0.35)
Shares used in computing basic and diluted net loss per share	231,948	193,334	222,000	193,334

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Operating revenues:
Sales of hardware and others	$64,035	$94,299	$261,166	$266,422
Gogoro Network	31,431	26,294	121,660	99,587

Operating revenues	$95,466	$120,593	$382,826	$366,009

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Share-based compensation:
Cost of revenues	$1,377	$612	$4,298	$612
Selling and marketing	1,558	887	5,800	887
General and administrative	4,540	1,699	15,075	1,699
Research and development	3,698	1,840	12,734	1,840

Total	$11,173	$5,038	$37,907	$5,038

GOGORO INC.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands of U.S. dollars)

	Twelve Months Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(98,908)	$(67,362)
Adjustments for:
Depreciation and amortization	94,807	94,819
Expected credit loss	523	519
Change in fair value of financial liabilities	(205,938)	7,465
Interest expense, net	9,729	10,463
Share-based compensation	37,907	5,038
Loss on disposal and impairment of property and equipment, net	973	315
Write-down and reversal inventories	3,045	(639)
Recognition of listing expense	178,804	—
Provision for income tax	2	—
Changes in operating assets and liabilities:
Trade receivables	(41)	(3,669)
Inventories	(44,609)	21,200
Prepayments and other assets	(5,128)	(7,246)
Notes and trade payables	(14,379)	23,388
Contract liabilities	(5,788)	5,213
Other liabilities	1,379	3,422
Provisions for product warranty	(7,580)	(1,932)

Cash (used in) provided by operations	(55,202)	90,994
Interest expense and tax paid, net	(9,588)	(10,200)

Net cash (used in) provided by operating activities	(64,790)	80,794

Cash flows from investing activities
Property, plant and equipment, net	(122,684)	(124,664)
Increase in refundable deposits	(147)	(323)
Payments of intangible assets, net	(590)	(667)
Decrease in time deposits and others	22,319	84,136

Net cash used in investing activities	(101,102)	(41,518)

Cash flows from financing activities
Proceeds from loans	173,372	123,729
Repayments of loans	(193,241)	(42,630)
Cash capital increase	326,965	—
Repayments of financial liabilities at fair value	(108,149)	(7,000)
Receipts (refund) of guarantee deposits received	335	(103)
Repayment of the principal portion of lease liabilities	(12,886)	(12,232)

Net cash provided by financing activities	186,396	61,764

Effect of exchange rate changes on cash and cash equivalents	(1,833)	(2,653)

Net increase in cash and cash equivalents	18,671	98,387
Cash and cash equivalents at the beginning of the period	217,429	119,042

Cash and cash equivalents at the end of the period	$236,100	$217,429

GOGORO INC.

Reconciliation of IFRS Financial Metrics to Non-IFRS

(unaudited)

(in thousands of U.S. dollars)

	Three Months Ended December 31,
	2022			2021	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Operating revenues:
Sales of hardware and others	$64,035	$8,494	$72,529	$94,299	(32.1)%	(23.1)%
Gogoro network	31,431	3,958	35,389	26,294	19.5%	34.6%

Operating revenue	$95,466	$12,452	$107,918	$120,593	(20.8)%	(10.5)%

	Twelve Months Ended December 31,
	2022			2021
	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:
Sales of hardware and others	$261,166	$17,836	$279,002	$266,422	(2.0)%	4.7%
Gogoro network	121,660	8,141	129,801	99,587	22.2%	30.3%

Operating revenue	$382,826	$25,977	$408,803	$366,009	4.6%	11.7%

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2022		2021		2022		2021
Gross profit and gross margin	$14,330	15.0%	$25,265	21.0%	$57,713	15.1%	$61,088	16.7%
Share-based compensation	1,377		612		4,298		612
Exit activities	682		—		2,343		—

Non-IFRS gross profit and gross margin	$16,389	17.2%	$25,877	21.5%	$64,354	16.8%	$61,700	16.9%

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Net loss	$(12,532)	$(14,159)	$(98,908)	$(67,362)
Share-based compensation	11,173	5,038	37,907	5,038
Change in fair value of financial liabilities	(16,378)	1,973	(205,938)	7,465
Acquisition-related expenses	—	4,465	20,855	4,465
Listing expense	—	—	178,804	—
Exit activities	2,275	—	3,936	—

Non-IFRS net loss	$(15,462)	$(2,683)	$(63,344)	$(50,394)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Net loss	$(12,532)	$(14,159)	$(98,908)	$(67,362)
Interest expense, net	2,789	2,850	9,729	10,463
Provision for income taxes	2	—	2	—
Depreciation and amortization	21,831	25,302	94,807	94,819

EBITDA	12,090	13,993	5,630	37,920
Share-based compensation	11,173	5,038	37,907	5,038
Change in fair value of financial liabilities	(16,378)	1,973	(205,938)	7,465
Acquisition-related expenses	—	4,465	20,855	4,465
Listing expense	—	—	178,804	—
Exit activities	2,275	—	3,936	—

Adjusted EBITDA	$9,160	$25,469	$41,194	$54,888